Exhibit 4.17

Contract No. MHS-AIDA-EHA-20160922

API Integration & DISTRIBUTION AGREEMENT

This Agreement is effective from the date of full execution (the “Effective Date”) and is between

MULTI-HEALTH SYSTEMS INC. (“MHS”), a corporation duly organized and existing under the laws of the Province of Ontario, Canada, having offices at 3770 Victoria Park Avenue, Toronto, Ontario, M2H 3M6, Canada.

and

ehave, inc. (“Licensee”), a corporation duly organized and existing under the laws of the Province of Ontario, Canada,

having offices at 250 University Avenue, Suite 200, Toronto, Ontario, M5H 3E5, Canada.

MHS is in the business of publishing and distributing assessment materials for professional use on a worldwide basis and providing training and certification for the appropriate use of such materials.

Licensee is in the business of distributing psychodiagnostic assessment materials in the Territory.

MHS wishes to grant to Licensee and Licensee wishes to accept from MHS certain rights with respect to assessment materials published and/or distributed by MHS.

MHS and Licensee wish to ensure adherence to the standards of the American Association of Test publishers or local equivalent by ensuring that assessment materials are used anywhere in the world under professional auspices and controls similar to those required and exercised by MHS in the licensing of such materials in the Territory.

For good and valuable consideration and intending to be legally bound, the parties agree as follows:

1.	DEFINITIONS

The following definitions will apply to this Agreement:

1.1	“Confidential Information” includes the Test(s) and any and all of the confidential, secret or proprietary information, materials and data related to Test(s) and individual Test Takers, including Research Materials, in whatever form or medium, whether disclosed directly or indirectly, and includes but is not limited to, all copies and reproductions of such information, in whole or in part, and all summaries, analyses, compilations, studies, notes and other records which contain, reflect or are generated from such information.

1.2	“Distribute” or “Distribution” means to promote, market and sublicense to Qualified Users use of the MHS Tests within the Territory.

1.3	“Initial Term” or “Term” has the meaning given to it in Section 9.1.

1.4	“MHS Brand Identity Guidelines” means a set of rules regarding visual elements of an MHS brand, including but not limited to, colour, design, logotype, name, and symbol.

1.5	“MHS Inventory” means copies or use of the original English version of Tests and training materials published by MHS as well as the original English versions of Scoring software published by MHS.

1.6	“MHS Online Scoring System” means a web enabled Scoring platform or any other MHS website or electronic medium for Scoring, sale, and sublicensing to Qualified Users use of the MHS Inventory.

1.7	“Qualified User” means the individuals described in Section 2.6.

1.8	“Research Materials” means all information and data generated in developing any Translation, or Adaptations or Standardizations of the Licensed Test, and includes but is not limited to information on Test Takers.

1.9	“Scoring” means the administration of a Test to and the scoring, interpretation and reporting on the results for, an individual Test Taker. Scoring of the Test can be effected by means of any MHS owned and/or approved scoring methods and reporting platforms.

1.10	“Territory” means North America.

1.11	“Test” means collectively all materials published by MHS, in any form or medium, including without limitation, Test items, normative data, technical and administrative manuals, clinical interview materials, rating criteria, scoring templates, scoring algorithms, patterns and directions, score conversion tables, rating criteria, scoring software, printed profile and interpretative reports, training manuals and numerical and graphic data relating to the Test. “Tests” refers to all versions of Tests including the original version published by MHS and any translations, adaptations, and standardizations thereof, including without limitation, any Translated Version, Adapted Version or Standardized Version developed under this Agreement.

1.12	“Test Taker” means an individual who is assessed using the Test.

1.13	“Trademark” or “Trademarks” means the trademarks, service marks, logos and trade names used from time to time by MHS in connection with its business and with Tests.

2.	GRANT OF RIGHTS

2.1	License Grant. In consideration of Licensee’s payments under Section 3, MHS hereby grants to Licensee, subject to the terms of this Agreement:

(a)       the non-exclusive, non-transferable and non-divisible license, without the right to sublicense such rights to any other party, to use the Tests identified in Schedule III via MHS’ application programming interface (“API”) for inclusion and integration into the Licensee’s mental health informatics platform (the “Licensee Platform”) and Distribution;

(b)       the non-exclusive, non-transferable and non-divisible license, without the right to sublicense such rights to any other party, to create and generate within the Licensee Platform output reports from the completed Tests after the Scoring of such Tests by MHS.

2.2	Terms and Conditions of License. The license granted above is subject to the following terms and conditions:

(a)       Licensee shall implement a secure system on the Licensee Platform that is reasonably intended to restrict access of Test Takers to the Test by way of requiring Test Takers to register certain personal information, such as their name, address (including zip/postal code) and prior agreement to a “Consent Form” similar to that attached to this Agreement as Schedule “IV” or as approved by MHS.

(b)       Licensee shall inform all Test Takers and administrators who visit the Licensee Platform that they are prohibited from digitally copying, saving, or temporarily storing the Test and may not use the Test for any purpose other than completing the administration.

(c)       Licensee shall take reasonable security measures and encryption measures to protect the Test Taker information maintained by the Licensee Platform.

(d)       Public access to Licensee Platform shall not include the Test, except for brief descriptions of the Test and application methods, formulas and diagnosis screens. The Licensee Platform shall not include any Confidential Information.

2.3	Approved Format. The Licensee shall submit to MHS a proposed draft layout of the Test showing the format in which the Licensee intends to use the Test items including the output report generated by the Licensee approved pursuant to this Agreement. MHS shall notify Licensee in writing of its approval, or disapproval, within ten (10) business days of receipt of submission. Licensee’s format of the Test items and output report shall mirror MHS’ online or software version of the Test and shall bear the Copyright Notice as indicated in Schedule II. A submission shall hereafter be referred to as a “Format” and a submission approved by MHS for use shall be referred to as an “Approved Format”.

2.4	No Right to Adapt for Scoring. The rights granted in Section 2.1 above do not include the right to generate norms or derive Scoring algorithms or to adapt Scoring instruments for the Scoring of Test.

2.5	No Right to Modify. Licensee shall have no right to copy, modify, alter, translate, decompile, reverse engineer or adapt any Test whatsoever. Licensee shall not use any Confidential Information in any way to compete with MHS for any purpose including using same to create its own assessment tool or related materials.

2.6	Third Parties. Licensee may not engage the services of any third party to perform any of its obligations under this Agreement.

2.7	Qualified Users. Tests may be sublicensed by Licensee hereunder only to professional individuals qualified according to MHS’ Guidelines for Certification and Usage or the guidelines of the American Psychological Association or equivalent local authority. Licensee shall not be permitted to provide feedback to Test Takers of the Test unless Licensee, including employees, agents, or representatives are Qualified Users.

2.8	No Distribution Outside Territory. Licensee shall not exercise any of the rights granted herein outside the Territory.

2.9	No Public Domain Tools. “Public Domain Tools” refer to assessment tools or testing or evaluation instruments which are available to the public free of charge. The Licensee shall refrain from including any Public Domain Tools which MHS believes to materially infringe on any existing MHS intellectual property within any portion of the Licensee Platform in which any MHS Tests reside.

3.	LICENSEE PAYMENTS

3.1	Consideration. In consideration for the rights granted to it under Section 2, Licensee shall pay MHS the payments set out in Schedule I attached hereto and as it may be amended from time to time.

4.	PROPRIETARY RIGHTS, COPYRIGHTS AND TRADEMARKS.

4.1	Ownership. Licensee acknowledges and agrees that all right, title and interest in and to the Test are and will remain solely and exclusively vested in MHS. These rights are protected by Canadian intellectual property right laws, international treaty provisions and other applicable national laws. During or after the Term of this Agreement, Licensee shall not, in any manner, infringe such rights or contest or dispute the validity, enforceability or ownership thereof. The granting of the licenses hereunder will not constitute a sale of the Test, in whole or in part, or the sale of any rights therein.

4.2	Copyright Registration. Should MHS in its sole discretion determine that for the better protection of the Test, Licensee shall file on behalf of MHS for registration or certification or notice of such right, title or interest as may be required or are deemed desirable under the applicable laws in the Territory, MHS shall be responsible for the costs and expenses in so doing.

4.3	Copyright Notice. Licensee shall display the appropriate copyright notice in any pages or screen displays that contain reproductions of the Test. This copyright notice is to appear as set out in Schedule II.

4.4	Trademarks. Licensee agrees to abide by the MHS Trademark Guidelines in Schedule II and to use the Trademarks solely in accordance with such Schedule II.

4.5	Prohibition of Business Name. Licensee shall not use any Trademark as part of its legal or business name or the name of any entity in which Licensee may have a direct or indirect interest.

5.	CONFIDENTIAL INFORMATION

5.1	Except as provided herein, Licensee agrees not to disclose any Confidential Information to any third party, except to those of its employees or agents who have a need to know such information, and then only to the extent necessary to exercise its rights under this Agreement.

6.	MARKETING AND SALES RESPONSIBILITIES

6.1	Marketing and Promotion. Licensee will work with MHS to adhere to the MHS Brand Identity Guidelines for the Tests. The MHS Brand Identity Guidelines, if any, will be provided to Licensee upon execution of this Agreement. MHS and Licensee agree to work together, from time to time as necessary, when creating any advertising, marketing or promotional materials involving the Test. Licensee shall also exercise its best efforts, consistent with good business practice and the requirements of this Agreement, to widely promote the use of Tests in the Territory. Licensee shall establish selling prices competitive within the Territory. Under no circumstances shall the Licensee establish selling prices below those then in effect by MHS. MHS and Licensee will collaborate as necessary on marketing and sales initiatives or public relations activities such as for co-branding purposes. MHS and Licensee will work collaboratively on the identification and execution of any pilot customers prior to Licensee Platform becoming operational.

6.2	Licensee’s Scientific Advisory Board. A senior executive of MHS shall be appointed a seat on the Licensee’s Scientific Advisory Board and acting as an active member.

6.3	Annual Report. Licensee shall provide to MHS an annual report of sales of the prior twelve (12) month period as well as a forecast of sales for the next twelve (12) month period annually, on the Effective Date, unless otherwise agreed to by the parties.

6.4	Price Increases. MHS agrees to notify Licensee in writing of price increases at least sixty (60) days prior to the publication of any such price increases.

6.5	Test Taker Data. The Licensee will provide aggregate Test Taker data and customer data to MHS for MHS’ indefinite use surrounding the Test.

6.6	Infringement. Licensee shall immediately report to MHS any infringement or unauthorized use of or challenge to any of the intellectual property rights of MHS or its licensors of which the Licensee becomes aware. The awareness of Licensee’s Employees shall be deemed the awareness of the Licensee. MHS shall have the sole discretion in determining whether any action shall be taken on account of any infringement, unauthorized use, or challenge of the intellectual property rights. MHS shall have no obligation or liability to Licensee with respect to any act or failure to act with respect to such infringement, unauthorized use or challenge. MHS shall be entitled to take carriage of any legal action or proceeding commenced against Licensee with respect to any intellectual property rights relating to this Agreement, provided that MHS complies with its obligations contained in Section 7 of this Agreement.

7.	INDEMNIFICATION.

7.1	Indemnity by Licensee. Licensee will indemnify and hold MHS harmless from all claims, losses, causes of action, actions, damages, expenses (including legal fees), costs, penalties and liabilities whatsoever arising out of or in connection with any act or omission of Licensee under this Agreement or relating to it, including without limitation a claim based on any representation or warranty made by Licensee with respect to the Test.

7.2	Indemnity by MHS. MHS will indemnify and hold Licensee harmless from all claims, losses causes of action, actions, damages, expenses (including legal fees), costs, penalties and liabilities whatsoever arising out of or in connection with any warranty made by MHS, except if such claim were based upon an unauthorized use of the Test.

7.3	Defense. Either Licensee or MHS, as the case may be, (the “Indemnifying Party”), will, at its own expense, defend any such action or claim and the other party will assist in the defense, provided that, so long as the Indemnifying Party can demonstrate sufficient financial resources, the Indemnifying Party will control the defense and all negotiations related to the settlement of any such action or claim, and further provided that any settlement intended to bind the other party will not be final without the written consent of the other party, which will not be unreasonably withheld.

8.	WARRANTIES & LIMITATION OF LIABILITY

8.1	Warranty. MHS WARRANTS THAT IT HAS THE RIGHTS NECESSARY TO ENTER INTO THIS AGREEMENT. EXCEPT AS PROVIDED IN THIS SECTION, MHS MAKES NO EXPRESS OR IMPLIED REPRESENTATIONS, WARRANTIES OR CONDITIONS OF ANY KIND IN RESPECT OF THE TESTS, INCLUDING BUT NOT LIMITED TO, IMPLIED OR STATUTORY WARRANTIES OR CONDITIONS OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE.

8.2	Licensee Representation and Warranty. The Licensee hereby represents and warrants to MHS that it has all required capacity to enter into this Agreement and be bound by the obligations provided hereunder and that the execution of this Agreement by the Licensee and the performance of its obligations hereunder will not constitute a violation or breach of any obligation of any agreement between the Licensee and any third party or a violation by the Licensee of any legal obligations.

8.3	Limited Liability. MHS shall not be liable to Licensee under this Agreement for any special, punitive or consequential damages or for any loss of profits or anticipated sales or savings or goodwill or on account of any expenditures, investment, agreements or commitments made arising out of this Agreement or its termination.

9.	TERM AND TERMINATION

9.1	Term. The Initial Term of this Agreement shall be three (3) years commencing on the Effective Date and unless earlier terminated as provided in this Section 9, shall expire three (3) years from the Effective Date. If the Licensee wishes to renew this Agreement, the Licensee is required to contact MHS sixty (60) days prior to the expiry of the Term and the parties will enter into discussions with respect thereto.

9.2	Termination. Notwithstanding the Term, either MHS or Licensee shall have the right to terminate this Agreement forthwith upon delivery of written notice of termination to the other party, in the event that the other party fails to comply with any term or condition of this Agreement and such non-compliance is not cured within the sixty (60) day period following written notice thereof given by the non-defaulting party to the defaulting party.

9.3	Rights upon Termination or Expiration.

(a)	after expiration or termination of this Agreement, Licensee shall have no further right to exercise the rights granted to it hereunder in any manner whatsoever;

(b)	the Licensee shall immediately remove the Test from the Licensee Platform;

(c)	all amounts due by Licensee including interest on outstanding invoices for any orders shipped by MHS prior to expiration or termination shall become due and payable on the date of termination or expiration of this Agreement; and

(d)	within thirty (30) days of expiration or termination of this Agreement, each party shall return to the other party all of the Confidential Information of the other party.

10.	GENERAL PROVISIONS

10.1	Assignment. Except as expressly provided herein, Licensee shall have no right to assign or transfer this Agreement or any of its rights or duties hereunder without the prior written consent of MHS.

10.2	Currency. Unless expressly stated otherwise, all monetary amounts referred to herein will be in Canadian Dollars (CAD).

10.3	Independent Contractors. The parties’ relationship during the Term of this Agreement will be that of independent contractors. Under no circumstance shall this Agreement or any provision thereof be construed as creating between the parties any relationship of employment, partnership, agency or joint ventures. Neither of the parties will have, and will not represent that it has, any authority to bind the other party or to assume or create any obligation, express or implied, on behalf of the other party.

10.4	Notice. Any notice or other communication required to be given hereunder by either party, shall be in writing and shall be given by courier delivery, sent by registered mail, postage prepaid, or by facsimile transmission, addressed to party for which it is intended at its address indicated in the recitals of parties to this Agreement to the attention of, in the case of MHS, to the President & C.O.O., and in the case of Licensee, to the C.E.O. Either party may change its address for purposes of receipt of any such communication by giving thirty (30) days notice of such change to the other party in the manner prescribed above.

10.5	Governing Law and Attornment. This Agreement shall be exclusively governed by, and construed in accordance with the laws applicable in the Province of Ontario in Canada. Each party hereby attorns and submits to the jurisdiction of the courts of the Province of Ontario in Canada.

10.6	Returns. Materials returned to MHS shall be subject to the MHS Returns Policy, after which any materials returned in salable condition shall be subject to a twenty (20%) re-stocking fee. MHS shall give the Licensee advance notice of release dates for revised versions of MHS Inventory. At any time prior to such release date; the Licensee shall be entitled to return the old versions of such MHS Inventory then in the Licensee's inventory.

10.7	Injunctions. Licensee acknowledges and agrees that the covenants and conditions under this Agreement are reasonable and necessary for the protection of MHS and its business, and that MHS may not have an adequate remedy at law should Licensee breach this Agreement, and therefore MHS shall be entitled to injunctive relief in the event of any breach of this Agreement by Licensee.

10.8	Survival. Sections 4, 5, 7, 8, 9, and 10 shall survive termination of this Agreement.

10.9	Force Majeure. MHS shall not be liable for any failure or delay in delivering MHS Inventory to Licensee due to causes that are beyond the reasonable control of MHS.

10.10	No Waiver. No term or condition of this Agreement shall be deemed waived and no breach consented to unless such waiver or consent shall be in writing and signed by the party claimed to have so waived or consented. Any consent by any party to, or waiver of a breach by the other, whether express or implied, shall not constitute a consent to, or waiver of, any different or subsequent breach.

10.11	Severability. If any provision of this Agreement is determined to be invalid or unenforceable by a court of competent jurisdiction or an arbitrator, that provision shall be deemed to be severed herefrom only to the extent of the facts in dispute and the remaining provisions of this Agreement shall not be affected and shall remain valid and enforceable.

10.12	Entire Agreement. This Agreement and the Schedules attached hereto constitutes the entire Agreement between the parties pertaining to the subject matter hereof and supersedes and replaces any prior or contemporaneous proposals, representations, discussions, drafts or proposed written contracts, letters of intent or understandings, whether written or oral, express or implied, regarding such subject matter. No amendment, supplement or modification of this Agreement shall be binding unless in writing and signed by an authorized signing officer for each of the parties respectively.

10.13	Non-Disparagement. Licensee agrees, during the term of this Agreement and any time thereafter, not to disparage, make false or misleading statements or otherwise engage in any action or make any statement that could harm the business, operations, reputation or goodwill of MHS or its executives or personnel.

10.14	Execution. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original of the Agreement, and all of which, when taken together, shall be deemed to constitute one and the same Agreement. Signatures to this Agreement transmitted by fax, by electronic mail in “portable document format” (“.pdf”), or by any other electronic means intended to preserve the original graphic and pictorial appearance of the Agreement, shall have the same effect as physical delivery of the paper document bearing the original signature.

11.	SCHEDULES

11.1	Schedules. The following are the schedules to this Agreement and are deemed to be a part of it for all purposes:

Schedule I - Royalties & Other Payments

Schedule II - MHS Trademark & Copyright Guidelines

Schedule III - MHS Inventory Permitted for Distribution

Schedule IV - Consent Form

IN WITNESS WHEREOF the parties have agreed that this Agreement be drawn in the English language and have executed this Agreement.

MULTI-HEALTH SYSTEMS INC. /s/ Hazel Wheldon	EHAVE, INC. /s/ Prateek Dwivedi
Hazel Wheldon, MA President & C.O.O. December 13, 2016	Prateek Dwivedi C.E.O. December 13, 2016
Date	Date

SCHEDULE I

Royalties and Other Payments

All monetary references in this Schedule are to Canadian Dollars (CAD).

A.	For Materials Published by Licensee

1.	Licensee shall pay MHS a fee equal to seventy percent (70%) of Net Sales of all copies of the Test Published by Licensee as permitted under the Agreement (the “Fee”).

“Net Sales” is the gross amount invoiced by Licensee for such Tests, less returns, transportation charges and sales or value added taxes. If such Tests are bundled with other goods or services offered by Licensee, the Net Sales amount shall be computed on the basis of Licensee’s then current regular catalogue prices for such Tests, notwithstanding any different or packaged pricing offered by Licensee as part of the bundled goods or services.

2.	Fees accrue when sales are invoiced. Reports of invoicing activity shall be produced quarterly and sent to MHS by Licensee, within thirty (30) days of the end of each period, on April 30th, July 31st, October 31st, and January 31st. Payments for the full Fee in each period shall accompany each report.

3.	Tax Exemption Certificates – Licensee shall ensure any necessary Tax Exemption Certificates/Forms from their country of origin are sent to MHS at the beginning of each calendar year in order to have the corresponding Canadian Tax Authorities process these. Countries that have a Tax Exemption Agreement with Canada can avoid the double taxation via the completion of the Tax Exemption Certificates/Forms. These forms must be sent to MHS every January of the calendar year royalties are being paid.

B.	In the event of any referrals by MHS to the Licensee of other publishers of psychological assessments, MHS shall receive compensation in the form of percentages to be negotiated separately and/or equity for all finalized partnerships resulting from such referral by MHS.

C.	Catalogues and Sales Literature

Product catalogues and sales literature are available to Licensee at cost plus shipping.

D.	Payment Terms.

Licensee agrees to the following payment terms:

1.	All payments are due in thirty (30) days from date of invoice.
2.	Shipping, handling, customs, and duty charges are to be borne by Licensee.
3.	Items purchased shall not be accepted for refund or credit, except as provided in Section 10 of the Agreement to which this Schedule is attached.
4.	No orders will be filled if Licensee’s account is more than fifteen (15) days overdue.

Initialled by the Parties Hereto:

MULTI-HEALTH SYSTEMS INC . /s/ Hazel Wheldon	EHAVE, INC. /s/ Prateek Dwivedi
Hazel Wheldon, MA President & C.O.O.	Prateek Dwivedi C.E.O.

SCHEDULE II

MHS Trademark and Copyright Guidelines

A)	TRADEMARKS

Trademarks are words or symbols that are used to identify a company’s products and services, and differentiate them from those offered by other organizations. Trademarks are valuable assets.

In order to protect Trademark assets, the following guidelines apply:

•	Designation of Trademark Symbols: ® identifies a Trademark that has been formally registered by the U.S. Patent and Trademark Office, Canadian Intellectual Property Office, or local trademark office. ™ designates an unregistered trademark associated with the product.

•	Use and display the appropriate trademark symbol (either “TM” or “R” in a superscript following the Trademark) whenever the Trademark is used.

•	Always use a Trademark as an adjective, never as a noun.

•	Never change the form of a Trademark.

•	Always display a Trademark with a trademark notice such as “Benchmarks® is a registered Trademark of MHS”. The notice must be on the same page as the copyright page of a document.

•	Always display a Trademark with a trademark notice.

•	Trademark must be properly used with every instance.

•	All logo and Trademark formatting will be provided by MHS.

•	Licensee shall not use any Trademark as part of its legal or business name or the name of any entity in which Licensee may have a direct or indirect interest.

B)	COPYRIGHT STATEMENTS

For [Test]

Copyright ©[copyright date] Multi-Health Systems Inc. (MHS). All rights reserved. Reproduced with permission from MHS.

Initialled by the Parties Hereto:

MULTI-HEALTH SYSTEMS INC . /s/ Hazel Wheldon	EHAVE, INC. /s/ Prateek Dwivedi
Hazel Wheldon, MA President & C.O.O.	Prateek Dwivedi C.E.O.

SCHEDULE III

Scope of Services

Purpose

The License is granted for the sole purposes of inclusion and integration of the Tests via an MHS Application Programming Interface, within the Licensee’s mental health informatics platform (the “Licensee Platform”).

MHS Tests

Application Programming Interface (“API”) for select MHS Tests related to ADHD and Behavior.

The initial MHS Tests for integration will be the Conners CBRS® and Conners 3®, as detailed in the Delivery of Services below.

Delivery of Services

Conners 3® API

Within thirty (30) days of execution of the Agreement or such later date as is mutually agreed upon by the parties in writing, MHS will provide the Licensee with all relevant documentation associated with the API delivery option for the Conners 3® as well as the necessary components in order to implement this option accordingly.

Conners CBRS® API

On or before February 28th, 2017 or such later date as is mutually agreed upon by the parties in writing, MHS will provide the Licensee with all relevant documentation associated with the API delivery option for the Conners CBRS® as well as the necessary components in order to implement this option accordingly.

For any additional Tests, MHS and Licensee will enter into mutual discussions for the scheduling and delivery of each potential Test API of which will be added to this Agreement via a written Amendment duly signed by both parties.

Initialled by the Parties Hereto:

MULTI-HEALTH SYSTEMS INC . /s/ Hazel Wheldon	EHAVE, INC. /s/ Prateek Dwivedi
Hazel Wheldon, MA President & C.O.O.	Prateek Dwivedi C.E.O.

SCHEDULE IV

Consent Form

TERMS AND CONDITIONS OF USE

PERMITTED ACCESS

You have been authorized to enter this website for the purpose of completing a survey (the "Survey"). You understand that participation in completing the Survey is entirely voluntary and if you wish to withdraw from completing the Survey, you may do so at any time without explanation.

The information requested of you on this website will be provided to Ehave, Inc. (“Ehave”) by Multi-Health Systems Inc. (“MHS”) for the purposes of scoring, analyzing, and interpreting the Survey's results. You acknowledge that MHS has no control or influence over Ehave’s use of the Survey's results or your information (including any personal information such as your age, responses to items, scores, and other similar data) or the reports generated after you complete the Survey.

INFORMATION PRIVACY

We are committed to protecting the privacy and security of the information transmitted on this website and we employ technology that secures the information and prevents unauthorized access, use, or disclosure. We employ an advanced security system, Secure Socket Layers (SSL) encryption technology to protect the transmission of information on this website.

You acknowledge that the Internet is not an absolutely secure medium, and the privacy of your information, communications, and visits to this website cannot be guaranteed.

We reserve the right to store de-personalized and aggregated data in our database indefinitely for research and statistical purposes by MHS, its affiliates, subsidiaries, licensees, successors, assigns, suppliers, and advertisers.

YOUR RESPONSIBILITIES

You agree that you are responsible for providing accurate and complete information when completing the Survey. You agree to use and access the website in a manner that will not disrupt, corrupt, or otherwise damage the website. Accordingly, this website shall not be used in a manner that is prohibited by law. Use of this website is subject to your compliance with all applicable laws and regulations in your location.

NO WARRANTY ON CONTENTS, INFORMATION, OR MATERIALS

The information included in this website does not constitute, and shall not be considered, the advice, recommendation, assessment, or endorsement of MHS. MHS shall not be liable for any claims based on the use of the Survey. The Survey and other contents of this website are provided on an "As Is" basis only. To the extent permitted by law, any statutory or implied warranty of merchantability or fitness for a particular purpose are completely denied and disclaimed.

COPYRIGHT, LOGOS, AND TRADEMARKS

MHS is the copyright holder of the Conners 3® and the Conners CBRS®. These rights are protected by Canadian intellectual property right laws, international treaty provisions, and other applicable national laws. No portion of this assessment, including the information, text, images, audio, or video, may be copied, modified, or used in any manner without prior written permission. Any name, logo, trademark, or service mark contained and accessed by this website is owned or licensed by MHS or Ehave, as the case may, be and may not be used in any manner without prior written permission. Unauthorized use of all or part of this assessment is strictly prohibited and may result in the violation of trademark, privacy, copyright, and publicity rights.

GOVERNING LAW

This agreement shall be governed by the laws of the Province of Ontario.

By clicking "I Accept" below, you are indicating that you understand and agree to the Terms and Conditions of Use of this website.

By clicking “I Decline” below, you are indicating that you do not wish to complete the Assessment.

☐	I have read, understood and accept the terms and conditions of use stated above.

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Initialled by the Parties Hereto:

MULTI-HEALTH SYSTEMS INC . /s/ Hazel Wheldon	EHAVE, INC. /s/ Prateek Dwivedi
Hazel Wheldon, MA President & C.O.O.	Prateek Dwivedi C.E.O.